Filed Pursuant to Rule 424(b)(2)

Registration No. 333-257113

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying underlying supplement, prospectus supplement and prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated October 20, 2022

Pricing Supplement dated               , 2022

(To ETF Underlying Supplement dated September 2, 2021,

Prospectus Supplement dated September 2, 2021, and Prospectus dated September 2, 2021)

Canadian Imperial Bank of Commerce

Senior Global Medium-Term Notes

$                 Fixed Interest Barrier Notes Linked to the Worst Performing of the Consumer Discretionary Select Sector SPDR® Fund and the Financial Select Sector SPDR® Fund due February 25, 2025

•	The Fixed Interest Barrier Notes (the “notes”) will provide monthly fixed Interest Payments of $7.34 per $1,000 principal amount (or 0.734% of the principal amount, equivalent to 8.808% per annum) regardless of the performance of either Fund until maturity.
•	In addition to the final Interest Payment, the Payment at Maturity will depend on the Closing Price of the Worst Performing Underlying on the Final Valuation Date (the “Final Price”) and will be calculated as follows:
a.	If the Final Price of the Worst Performing Underlying is greater than or equal to its Principal Barrier Price (60% of its Initial Price): the principal amount.
b.	If the Final Price of the Worst Performing Underlying is less than its Principal Barrier Price: (i) the principal amount plus (ii) the product of the principal amount multiplied by the Percentage Change of the Worst Performing Underlying.

In this case, you will lose some or all of the principal amount at maturity. Even with the Interest Payments, the return on the notes could be negative.

•	The notes will not be listed on any securities exchange.
•	The notes will be issued in minimum denomination of $1,000 and integral multiples of $1,000 in excess thereof.

The notes are unsecured obligations of the Bank and any payments on the notes are subject to the credit risk of the Bank. The notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation, or any other government agency or instrumentality of Canada, the United States or any other jurisdiction. The notes are not bail-inable debt securities (as defined on page 6 of the prospectus).

Neither the Securities and Exchange Commission (the “SEC”) nor any state or provincial securities commission has approved or disapproved of these notes or determined if this pricing supplement or the accompanying underlying supplement, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the notes involves risks not associated with an investment in ordinary debt securities. See “Additional Risk Factors” beginning on page PS-9 of this pricing supplement, and “Risk Factors” beginning on page S-1 of the accompanying underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

	Price to Public (Initial Issue Price)(1)	Underwriting Discount(1)(2)	Proceeds to Issuer
Per Note	$1,000.00	Up to $4.70	At least $995.30
Total	$	$	$

(1)	Because certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forgo some or all of their commissions or selling concessions, the price to public for investors purchasing the notes in these accounts may be between $995.30 and $1,000.00 per note.
(2)	CIBC World Markets Corp. (“CIBCWM”), acting as agent for the Bank, will receive a commission of up to $4.70 (0.47%) per $1,000 principal amount of the notes. CIBCWM may use a portion or all of its commission to allow selling concessions to other dealers in connection with the distribution of the notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-18 of this pricing supplement.

The initial estimated value of the notes on the Trade Date as determined by the Bank is expected to be between $948.60 and $968.60 per $1,000 principal amount of the notes, which is expected to be less than the price to public. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

We will deliver the notes in book-entry form through the facilities of The Depository Trust Company (“DTC”) on or about October 25, 2022 against payment in immediately available funds.

CIBC Capital Markets

ADDITIONAL TERMS OF THE NOTES

You should read this pricing supplement together with the prospectus dated September 2, 2021 (the “prospectus”), the prospectus supplement dated September 2, 2021 (the “prospectus supplement”) and the ETF Underlying Supplement dated September 2, 2021 (the “underlying supplement”). Information in this pricing supplement supersedes information in the underlying supplement, the prospectus supplement and the prospectus to the extent it is different from that information. Certain terms used but not defined herein will have the meanings set forth in the underlying supplement, the prospectus supplement or the prospectus.

You should rely only on the information contained in or incorporated by reference in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus. This pricing supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus, and in the documents referred to in those documents and which are made available to the public. We, CIBCWM and our other affiliates have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

We and CIBCWM are not making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference in this pricing supplement or the accompanying underlying supplement, the prospectus supplement or the prospectus is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this pricing supplement nor the accompanying underlying supplement, the prospectus supplement or the prospectus constitutes an offer, or an invitation on behalf of us or CIBCWM, to subscribe for and purchase any of the notes and may not be used for or in connection with an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

References to “CIBC,” “the Issuer,” “the Bank,” “we,” “us” and “our” in this pricing supplement are references to Canadian Imperial Bank of Commerce and not to any of our subsidiaries, unless we state otherwise or the context otherwise requires.

You may access the underlying supplement, the prospectus supplement and the prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

•	Underlying supplement dated September 2, 2021:

https://www.sec.gov/Archives/edgar/data/1045520/000110465921112446/tm2123981d25_424b5.htm

•	Prospectus supplement dated September 2, 2021:

https://www.sec.gov/Archives/edgar/data/1045520/000110465921112440/tm2123981d29_424b5.htm

•	Prospectus dated September 2, 2021:

https://www.sec.gov/Archives/edgar/data/1045520/000110465921112558/tm2123981d24_424b3.htm

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in the underlying supplement, the prospectus supplement and the prospectus. See “Additional Terms of the Notes” in this pricing supplement.

Issuer:	Canadian Imperial Bank of Commerce

Reference Asset:	The worst performing of the Consumer Discretionary Select Sector SPDR® Fund (Bloomberg ticker: XLY) (the “XLY”) and the Financial Select Sector SPDR® Fund (Bloomberg ticker: XLF) (the “XLF”) (each, a “Fund” and together, the “Funds”)

Principal Amount:	$1,000 per note

Aggregate Principal Amount:	$

Term:	Two years and four months

Strike Date:	October 19, 2022

Trade Date:	Expected to be October 20, 2022

Original Issue Date:	Expected to be October 25, 2022 (to be determined on the Trade Date and expected to be the third scheduled Business Day after the Trade Date)

Final Valuation Date:	Expected to be February 20, 2025, subject to postponement as described under “Certain Terms of the Notes—Valuation Dates—For Notes Where the Reference Asset Consists of Multiple Funds” in the underlying supplement.

Maturity Date:	Expected to be February 25, 2025. The Maturity Date may be postponed as described under “Certain Terms of the Notes—Interest Payment Dates, Coupon Payment Dates, Call Payment Dates and Maturity Date” in the underlying supplement.

Interest Payments:	Regardless of the performance of either Fund, you will receive a monthly Interest Payment of $7.34 per $1,000 principal amount (or 0.734% of the principal amount, equivalent to 8.808% per annum) on each Interest Payment Date over the term of the notes.

Interest Payment Dates:	Monthly. Each expected Interest Payment Date is as set forth below, and is subject to postponement as described under “Certain Terms of the Notes—Interest Payment Dates, Coupon Payment Dates, Call Payment Dates and Maturity Date” in the underlying supplement:

Interest Payment Dates
1	November 25, 2022
2	December 23, 2022
3	January 25, 2023
4	February 24, 2023
5	March 23, 2023
6	April 25, 2023
7	May 25, 2023
8	June 23, 2023
9	July 25, 2023
10	August 24, 2023
11	September 25, 2023

12	October 25, 2023
13	November 24, 2023
14	December 26, 2023
15	January 25, 2024
16	February 23, 2024
17	March 25, 2024
18	April 25, 2024
19	May 23, 2024
20	June 25, 2024
21	July 25, 2024
22	August 23, 2024
23	September 25, 2024
24	October 24, 2024
25	November 25, 2024
26	December 26, 2024
27	January 24, 2025
28	February 25, 2025 (the Maturity Date)

Payment at Maturity:	In addition to the final Interest Payment, for each $1,000 principal amount of the notes, the Payment at Maturity will be based on the Final Price of the Worst Performing Underlying and will be calculated as follows:

• If the Final Price of the Worst Performing Underlying is greater than or equal to its Principal Barrier Price:

$1,000

• If the Final Price of the Worst Performing Underlying is less than its Principal Barrier Price:

$1,000 + ($1,000 × Percentage Change of the Worst Performing Underlying)

In this case, you will lose some or all of the principal amount at maturity. Even with the Interest Payments, the return on the notes could be negative.

Percentage Change:	The “Percentage Change” with respect to each Fund, expressed as a percentage, is calculated as follows: Final Price – Initial Price Initial Price

Principal Barrier Price:	$84.66 with respect to the XLY and $19.06 with respect to the XLF, each of which is 60% of its Initial Price (rounded to two decimal places for the XLF).

Worst Performing Underlying:	The Fund that has the lowest Percentage Change.

Initial Price:	$141.10 with respect to the XLY and $31.77 with respect to the XLF, each of which was its Closing Price on the Strike Date, subject to adjustment as described under “Certain Terms of the Notes—Anti-Dilution Adjustments” in the underlying supplement.

Final Price:	For each Fund, its Closing Price on the Final Valuation Date.

Calculation Agent:	Canadian Imperial Bank of Commerce.

CUSIP/ISIN:	13607XCT2 / US13607XCT28

Fees and Expenses:	The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes.

The Trade Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the notes.

HYPOTHETICAL PAYMENT AT MATURITY

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the Final Price of either Fund relative to its Initial Price. We cannot predict the Final Price of either Fund. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Funds or return on the notes. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity, excluding the final Interest Payment, on a $1,000 investment in the notes for a hypothetical range of Percentage Changes of the Worst Performing Underlying from -100% to +100%. The following results are based solely on the assumptions outlined below. The “Hypothetical Total Return on the Notes” as used below is the number, expressed as a percentage, that results from comparing the sum of the Payment at Maturity and the Interest Payments received over the term of the notes per $1,000 principal amount to $1,000. The potential returns described below assume that the notes are held to maturity. The following table and examples assume the following:

Principal Amount:	$1,000
Interest Payment:	$7.34 (or 0.734% of the principal amount, equivalent to 8.808% per annum)
Hypothetical Initial Price of the Worst Performing Underlying:	$100
Hypothetical Principal Barrier Price of the Worst Performing Underlying:	$60 (60% of its Initial Price)

Hypothetical Final Price of the Worst Performing Underlying	Hypothetical Percentage Change of the Worst Performing Underlying	Total Interest Payments	Hypothetical Payment at Maturity (Excluding the Final Interest Payment)	Hypothetical Total Return on the Notes (Including All Interest Payments)
$200.00	100.00%	$205.52	$1,000.00	20.552%(1)
$150.00	50.00%	$205.52	$1,000.00	20.552%
$125.00	25.00%	$205.52	$1,000.00	20.552%
$100.00(2)	0.00%	$205.52	$1,000.00	20.552%
$80.00	-20.00%	$205.52	$1,000.00	20.552%
$70.00	-30.00%	$205.52	$1,000.00	20.552%
$60.00(3)	-40.00%	$205.52	$1,000.00	20.552%
$59.00	-41.00%	$205.52	$590.00	-20.448%
$50.00	-50.00%	$205.52	$500.00	-29.448%
$40.00	-60.00%	$205.52	$400.00	-39.448%
$25.00	-75.00%	$205.52	$250.00	-54.448%
$10.00	-90.00%	$205.52	$100.00	-69.448%
$0.00	-100.00%	$205.52	$0.00	-79.448%

(1)	The total return on the notes will not exceed the return represented by the Interest Payments.
(2)	The hypothetical Initial Price of $100 used in these examples has been chosen for illustrative purposes only. The actual Initial Price of each Fund is set forth on page PS-4 of this pricing supplement.
(3)	This is the hypothetical Principal Barrier Price of the Worst Performing Underlying.

The following examples indicate how the total payments on the notes would be calculated with respect to a hypothetical $1,000 investment in the notes.

Example 1: The Percentage Change of the Worst Performing Underlying Is 50.00%.

Because the Final Price of the Worst Performing Underlying is greater than or equal to its Principal Barrier Price, the Payment at Maturity, excluding the final Interest Payment, would be $1,000.00 per $1,000 principal amount. When the Payment at Maturity is added to the Interest Payments of $205.52 received over the term of the notes, we would have paid a total of $1,205.52 per $1,000 principal amount, for a 20.552% total return on the notes.

Example 1 shows that the total payments on the notes will be fixed at the principal amount plus the Interest Payments when the Final Price of the Worst Performing Underlying is at or above its Principal Barrier Price, regardless of the extent to which the price of the Worst Performing Underlying increases.

Example 2: The Percentage Change of the Worst Performing Underlying Is -20.00%.

Because the Final Price of the Worst Performing Underlying is greater than or equal to its Principal Barrier Price, the Payment at Maturity, excluding the final Interest Payment, would be $1,000.00 per $1,000 principal amount. When the Payment at Maturity is added to the Interest Payments of $205.52 received over the term of the notes, we would have paid a total of $1,205.52 per $1,000 principal amount, for a 20.552% total return on the notes.

Example 2 shows that the total payments on the notes will be fixed at the principal amount plus the Interest Payments when the Final Price of the Worst Performing Underlying is at or above its Principal Barrier Price, although the price of the Worst Performing Underlying has decreased moderately.

Example 3: The Percentage Change of the Worst Performing Underlying Is -75.00%.

Because the Final Price of the Worst Performing Underlying is less than its Principal Barrier Price, the Payment at Maturity, excluding the final Interest Payment, would be $250.00 per $1,000 principal amount, calculated as follows:

$1,000 + ($1,000 × Percentage Change of the Worst Performing Underlying)

= $1,000 + ($1,000 × -75.00%)

= $250.00

When the Payment at Maturity is added to the Interest Payments of $205.52 received over the term of the notes, we would have paid a total of $455.52 per $1,000 principal amount, for a -54.448% total return on the notes.

Example 3 shows that you are exposed on a 1-to-1 basis to any decrease in the price of the Worst Performing Underlying from its Initial Price if its Final Price is less than its Principal Barrier Price. You may lose up to 100% of your principal amount at maturity. Even with the Interest Payments, the return on the notes could be negative.

These examples illustrate that you will not participate in any appreciation of either Fund, but will be fully exposed to a decrease in the Worst Performing Underlying if the Final Price of the Worst Performing Underlying is less than its Principal Barrier Price, even if the Final Price of the other Fund has appreciated or has not declined below its Principal Barrier Price.

INVESTOR SUITABILITY

The notes may be suitable for you if:

•	You believe that the Final Price of the Worst Performing Underlying will be at or above its Principal Barrier Price.
•	You seek an investment with monthly Interest Payments at a fixed rate of 0.734% (or 8.808% per annum) regardless of the performance of either Fund during the term of the notes.
•	You are willing to lose a substantial portion or all of the principal amount of the notes if the Final Price of the Worst Performing Underlying is less than its Principal Barrier Price.
•	You are willing to invest in the notes based on the fact that your maximum potential return is the return represented by the Interest Payments.
•	You are willing to forgo participation in any appreciation of either Fund.
•	You understand that the return on the notes will depend solely on the performance of the Worst Performing Underlying on the Final Valuation Date and consequently, the notes are riskier than alternative investments linked to only one of the Funds or linked to a basket composed of the Funds.
•	You are willing to forgo dividends or other distributions paid on the Funds or securities held by the Funds.
•	You are willing to hold the notes to maturity and you do not seek an investment for which there will be an active secondary market.
•	You are willing to assume the credit risk of the Bank for all payments under the notes.

The notes may not be suitable for you if:

•	You believe that the Final Price of the Worst Performing Underlying will be below its Principal Barrier Price.
•	You believe that the Interest Payments will not provide you with your desired return.
•	You are unwilling to lose a substantial portion or all of the principal amount of the notes if the Final Price of the Worst Performing Underlying is less than its Principal Barrier Price.
•	You seek full payment of the principal amount of the notes at maturity.
•	You seek an uncapped return on your investment.
•	You seek exposure to the upside performance of any or each Fund.
•	You seek exposure to a basket composed of the Funds or a similar investment in which the overall return is based on a blend of the performances of the Funds, rather than solely on the Worst Performing Underlying.
•	You want to receive dividends or other distributions paid on the Funds or securities held by the Funds.
•	You are unable or unwilling to hold the notes to maturity or you seek an investment for which there will be an active secondary market.
•	You are not willing to assume the credit risk of the Bank for all payments under the notes.

The investor suitability considerations identified above are not exhaustive. Whether or not the notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the notes in light of your particular circumstances. You should also review ‘‘Additional Risk Factors’’ below for risks related to the notes.

ADDITIONAL RISK FACTORS

An investment in the notes involves significant risks. In addition to the following risks included in this pricing supplement, we urge you to read “Risk Factors” beginning on page S-1 of the accompanying underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus.

Structure Risks

You may lose a substantial portion or all of the principal amount of your notes.

The notes do not guarantee any return of principal. The repayment of any principal on the notes at maturity depends on the Final Price of the Worst Performing Underlying. The Bank will only repay you the full principal amount of your notes if the Final Price of the Worst Performing Underlying is equal to or greater than its Principal Barrier Price. If the Final Price of the Worst Performing Underlying is less than its Principal Barrier Price, you will lose 1% of the principal amount for each percentage point that the Final Price of the Worst Performing Underlying is less than its Initial Price. You may lose a substantial portion or all of the principal amount. Even with the Interest Payments, the return on the notes could be negative.

You will not participate in any appreciation of either Fund and your return on the notes will be limited to the Interest Payments paid on the notes.

The Payment at Maturity will not exceed the principal amount plus the final Interest Payment and any positive return you receive on the notes will be limited to the return represented by the Interest Payments. You will not participate in any appreciation of either Fund. Therefore, if the appreciation of either Fund exceeds the sum of the Interest Payments paid to you, the notes will underperform an investment in securities linked to that Fund providing full participation in the appreciation. Accordingly, the return on the notes may be less than the return would be if you made an investment in securities directly linked to the positive performance of the Funds.

The Payment at Maturity is not linked to the price of the Worst Performing Underlying at any time other than the Final Valuation Date.

The Payment at Maturity will be based on the Final Price of the Worst Performing Underlying. Therefore, for example, if the Final Price of the Worst Performing Underlying declined as of the Final Valuation Date below its Principal Barrier Price, the Payment at Maturity may be significantly less than it would otherwise have been had the Payment at Maturity been linked to the Closing Price of the Worst Performing Underlying other than the Final Valuation Date. Although the actual price of a Fund at other times during the term of the notes may be higher than its Final Price, the Payment at Maturity will not benefit from the Closing Price of such Fund at any time other than the Final Valuation Date.

Higher Interest Payment or lower Principal Barrier Price are generally associated with Funds with greater expected volatility and therefore can indicate a greater risk of loss.

“Volatility” refers to the frequency and magnitude of changes in the price of a Fund. The greater the expected volatility with respect to a Fund on the Trade Date, the higher the expectation as of the Trade Date that the price of the Fund could close below its Principal Barrier Price on the Final Valuation Date, indicating a higher expected risk of loss on the notes. This greater expected risk will generally be reflected in a higher Interest Payment than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower Principal Barrier Price) than for similar securities linked to the performance of the Funds with a lower expected volatility as of the Trade Date. You should therefore understand that a relatively higher Interest Payment may indicate an increased risk of loss. Further, a relatively lower Principal Barrier Price may not necessarily indicate that the notes have a greater likelihood of a repayment of principal at maturity. The volatility of a Fund can change significantly over the term of the notes. The price of a Fund could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Funds and the potential to lose some or all of your principal at maturity.

Reference Asset Risks

The notes are subject to the full risks of the Worst Performing Underlying and will be negatively affected if either Fund performs poorly, even if the other Fund performs favorably.

You are subject to the full risks of the Worst Performing Underlying. If the Worst Performing Underlying performs poorly, you will be negatively affected, even if the other Fund performs favorably. The notes are not linked to a basket composed of the Funds, where the better performance of one Fund could offset the poor performance of the other. Instead, you are subject to the full risks of the Worst Performing Underlying on the Final Valuation Date. As a result, the notes are riskier than an alternative investment linked to only one of the Funds or linked to a basket composed of the Funds. You should not invest in the notes unless you understand and are willing to accept the full downside risks of the Worst Performing Underlying.

An investment in the notes is subject to risks associated with investing in stocks in the relevant sectors.

The stocks included in the Underlying Index for a Fund and that are generally tracked by such Fund are stocks of companies whose primary business is directly associated with a particular sector. Because the value of the notes is linked to the performance of the Worst Performing Underlying, an investment in the notes exposes investors to risks associated with investments in the stocks of companies in the relevant sectors. The value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting the relevant sector than a different investment linked to a more broadly diversified group of underlying stocks. The factors described in the bullets below for each Fund could have an adverse effect on the Closing Price of the applicable Fund and, therefore, on the value of the notes.

•	The XLY: The success of consumer product manufacturers and retailers is tied closely to the performance of the overall domestic and global economy, interest rates, competition and consumer confidence. Success depends heavily on disposable household income and consumer spending. Also, companies in the consumer discretionary sector may be subject to competition, which may have an adverse impact on their respective profitability. Changes in demographics and consumer tastes can also affect the demand for, and success of, consumer products and services in the marketplace.

•	The XLF: Financial services companies are subject to extensive governmental regulation, which may limit both the amounts and types of loans and other financial commitments they can make, the interest rates and fees they can charge, the scope of their activities, the prices they can charge and the amount of capital they must maintain. Profitability of such companies is largely dependent on the availability and cost of capital funds and can fluctuate significantly when interest rates change or due to increased competition. In addition, deterioration of the credit markets generally may cause an adverse impact in a broad range of markets, including U.S. and international credit and interbank money markets generally, thereby affecting a wide range of financial institutions and markets. Certain events in the financial sector may cause an unusually high degree of volatility in the financial markets, both domestic and foreign, and cause certain financial services companies to incur large losses. Securities of financial services companies may experience a dramatic decline in value when such companies experience substantial declines in the valuations of their assets, take action to raise capital (such as the issuance of debt or equity securities), or cease operations. Credit losses resulting from financial difficulties of borrowers and financial losses associated with investment activities can negatively impact the sector.

In addition, the Funds are classified as “non-diversified.” A non-diversified fund generally may invest a larger percentage of its assets in the securities of a smaller number of companies. As a result, the Funds may be more susceptible to the risks associated with these particular companies, or to a single economic, political or regulatory occurrence affecting these companies.

Each Fund may not be representative of an investment in its sector.

Each Fund tracks companies in a particular sector of the U.S. equity market. However, the Funds do not represent a direct investment in their respective sectors. Each Fund consists of securities of companies whose primary lines of business are directly associated with its sector. As a result, the Closing Price of a Fund will be influenced by a variety of economic, financial and other factors affecting companies in the relevant sector, some of which may be unrelated to the market and other conditions applicable to such sector. As a result, a Fund may not perfectly correlate with the performance in its sector and the Closing Price of such Fund could decrease even if the performance of its sector as a whole increases.

The XLF no longer provides exposure to the real estate sector.

The XLF seeks to track the Financial Select Sector Index. In September 2016, the Financial Select Sector Index was reconstituted to eliminate the stocks of real estate management and development companies and real estate investment trusts (“REITs”) (other than mortgage REITs) (“real estate stocks”), and the XLF implemented a corresponding change to its portfolio by divesting real estate stocks representing nearly 20% of its net asset value. As a result, the XLF no longer holds real estate stocks. Consequently, the XLF is less diversified, and is more concentrated in the financial sector, than it was before this change to its portfolio. These changes represent a significant change in the nature and holdings of the XLF and could adversely affect the performance of the XLF and, in turn, your return on the notes.

The performance of a Fund may not correlate with the performance of its Underlying Index as well as the net asset value per share of the Fund, especially during periods of market volatility.

Although a Fund is designed to track the performance of its Underlying Index, the performance of the Fund and that of its Underlying Index generally will vary due to, for example, transaction costs, management fees, certain corporate actions, and timing variances. Moreover, it is also possible that the performance of a Fund may not fully replicate or may, in certain circumstances, diverge significantly from the performance of its Underlying Index. This could be due to, for example, the Fund not holding all or substantially all of the underlying assets included in the Underlying Index and/or holding assets that are not included in the Underlying Index, the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments held by the Fund, differences in trading hours between the Fund (or the underlying assets held by the Fund) and the Underlying Index, or due to other circumstances. This variation in performance is called the “tracking error,” and, at times, the tracking error may be significant.

In addition, because the shares of a Fund are traded on a securities exchange and are subject to market supply and investor demand, the market price of one share of the Fund may differ from its net asset value per share; shares of the Fund may trade at, above, or below its net asset value per share.

During periods of market volatility, securities held by a Fund may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Fund and the liquidity of the Fund may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Fund. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Fund. As a result, under these circumstances, the market value of shares of the Fund may vary substantially from the net asset value per share of the Fund.

For the foregoing reasons, the performance of a Fund may not match the performance of its Underlying Index over the same period. Because of this variance, the return on the notes, to the extent dependent on the performance of the Fund, may not be the same as an investment directly in the securities, commodities, or other assets included in the Underlying Index or the same as a debt security with a return linked to the performance of the Underlying Index.

Conflicts of Interest

Certain business, trading and hedging activities of us, the agent, and our other affiliates may create conflicts with your interests and could potentially adversely affect the value of the notes.

We, the agent, and our other affiliates may engage in trading and other business activities related to a Fund or any of its underlying assets that are not for your account or on your behalf. We, the agent, and our other affiliates also may issue or underwrite other financial instruments with returns based upon a Fund. These activities may present a conflict of interest between your interest in the notes and the interests that we, the agent, and our other affiliates may have in our or their proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they adversely affect the price of either Fund or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

Moreover, we, the agent and our other affiliates play a variety of roles in connection with the issuance of the notes, including hedging our obligations under the notes and making the assumptions and inputs used to determine the pricing of the notes and the initial estimated value of the notes when the terms of the notes are set. We expect to hedge our obligations under the notes through the agent, one of our other affiliates, and/or another unaffiliated counterparty, which may include any dealer from which you purchase the notes. Any of these hedging activities may adversely affect the price of a Fund and therefore the market value of the notes and the amount you will receive, if any, on the notes. In connection with such activities, the economic interests of us, the agent, and our other affiliates may be adverse to your interests as an investor in the notes. Any of these activities may adversely affect the value of the notes. In addition, because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging activity may result in a profit that is more or less than expected, or it may result in a loss. We, the agent, one or more of our other affiliates or any unaffiliated counterparty will retain any profits realized in hedging our obligations under the notes even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction. Any profit in connection with such hedging activities will be in addition to any other compensation that we, the agent, our other affiliates or any unaffiliated counterparty receive for the sale of the notes, which creates an additional incentive to sell the notes to you. We, the agent, our other affiliates or any unaffiliated counterparty will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the notes.

There are potential conflicts of interest between you and the calculation agent.

The calculation agent will determine, among other things, the amount of payments on the notes. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent will determine whether a Market Disruption Event affecting a Fund has occurred, and make a good faith estimate in its sole discretion of the Final Price for an affected Fund if the Final Valuation Date is postponed to the last possible day, and make certain anti-dilution adjustments with respect to a Fund if certain corporate events occur. See “Certain Terms of the Notes—Valuation Dates—For Notes Where the Reference Asset Consists of Multiple Funds” and “—Anti-Dilution Adjustments” in the underlying supplement. This determination may, in turn, depend on the calculation agent’s judgment as to whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we will be the calculation agent, potential conflicts of interest could arise. None of us, CIBCWM or any of our other affiliates will have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

Tax Risks

The tax treatment of the notes is uncertain.

Significant aspects of the tax treatment of the notes are uncertain. You should consult your tax advisor about your own tax situation. See “United States Federal Income Tax Considerations” and “Certain Canadian Federal Income Tax Considerations” in this pricing supplement, “Material U.S. Federal Income Tax Consequences” in the underlying supplement and “Material Income Tax Consequences—Canadian Taxation” in the prospectus.

General Risks

Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes.

The notes are our senior unsecured debt obligations and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus and prospectus supplement, the notes will rank on par with all of our other unsecured and unsubordinated debt obligations, except such obligations as may be preferred by operation of law. Any payment to be made on the notes depends on our ability to satisfy our obligations as they come due. As a result, the actual and perceived creditworthiness of us may affect the market value of the notes and, in the event we were to default on our obligations, you may not receive the amounts owed to you under the terms of the notes. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. See “Description of Senior Debt Securities—Events of Default” in the accompanying prospectus.

The Bank’s initial estimated value of the notes will be lower than the initial issue price (price to public) of the notes.

The initial issue price of the notes will exceed the Bank’s initial estimated value because costs associated with selling and structuring the notes, as well as hedging the notes, are included in the initial issue price of the notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s initial estimated value does not represent future values of the notes and may differ from others’ estimates.

The Bank’s initial estimated value of the notes is only an estimate, which will be determined by reference to the Bank’s internal pricing models when the terms of the notes are set. This estimated value will be based on market conditions and other relevant factors existing at that time, the Bank’s internal funding rate on the Trade Date and the Bank’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater or less than the Bank’s initial estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the market value of the notes could change significantly based on, among other things, changes in market conditions, including the prices of the Funds, the Bank’s creditworthiness, interest rate movements and other relevant factors, which may impact the price at which the agent or any other party would be willing to buy the notes from you in any secondary market transactions. The Bank’s initial estimated value does not represent a minimum price at which the agent or any other party would be willing to buy the notes in any secondary market (if any exists) at any time. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s initial estimated value of the notes will not be determined by reference to credit spreads for our conventional fixed-rate debt.

The internal funding rate to be used in the determination of the Bank’s initial estimated value of the notes generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If the Bank were to use the interest rate implied by our conventional fixed-rate debt, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate for market-linked notes would have an adverse effect on the economic terms of the notes, the initial estimated value of the notes on the Trade Date, and any secondary market prices of the notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The notes will not be listed on any securities exchange and we do not expect a trading market for the notes to develop.

The notes will not be listed on any securities exchange. Although CIBCWM and/or its affiliates may purchase the notes from holders, they are not obligated to do so and are not required to make a market for the notes. There can be no assurance that a secondary market will develop for the notes. Because we do not expect that any market makers will participate in a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which CIBCWM and/or its affiliates are willing to buy your notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your notes prior to maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the notes to maturity.

INFORMATION REGARDING THE FUNDS

The information below are brief descriptions of each Fund. We have derived the following information from publicly available documents. We have not independently verified the accuracy or completeness of the following information. Information provided to or filed with the SEC by the Funds pursuant to the Securities Act and the Investment Company Act can be located by reference to the Funds’ SEC file numbers, through the SEC’s website at www.sec.gov. In addition, information about the Funds may be obtained from other sources including, but not limited to, the websites of their sponsors. We are not incorporating by reference into this pricing supplement the websites or any materials they include. None of us, CIBCWM or any of our other affiliates makes any representation that such publicly available information regarding the Funds is accurate or complete.

The Consumer Discretionary Select Sector SPDR® Fund

The XLY seeks to provide investment results that, before fees and expenses, correspond generally to the price and yield performance of the Consumer Discretionary Select Sector Index. The XLY is an exchange-traded fund that trades on the NYSE Arca under the ticker symbol “XLY.”

The Financial Select Sector SPDR® Fund

The XLF seeks to provide investment results that, before fees and expenses, correspond generally to the price and yield performance of the Financial Select Sector Index. The XLF is an exchange-traded fund that trades on the NYSE Arca under the ticker symbol “XLF.”

Information provided to or filed with the SEC by the Funds pursuant to the Securities Act and the Investment Company Act can be located by reference to SEC file numbers 333-57791 and 811-08837, respectively, through the SEC’s website at http://www.sec.gov. See “Reference Sponsors and Fund Descriptions—The Select Sector SPDR® Funds” beginning on page S-34 of the accompanying underlying supplement for additional information about the Funds.

Historical Performance of the Funds

The following graphs set forth daily Closing Prices of the Funds for the period from January 1, 2017 to October 19, 2022. On October 19, 2022, the Closing Price was $141.10 for the XLY and $31.77 for the XLF. We obtained the Closing Prices below from Bloomberg L.P. (“Bloomberg”) without independent verification. The historical performance of a Fund should not be taken as an indication of its future performance, and no assurances can be given as to the price of either Fund at any time during the term of the notes, including the Final Valuation Date. We cannot give you assurance that the performance of the Funds will result in the return of any of your investment.

Historical Performance of XLY

Source: Bloomberg

Historical Performance of XLF

Source: Bloomberg

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a brief summary of the material U.S. federal income tax considerations relating to an investment in the notes. The following summary is not complete and is both qualified and supplemented by (although to the extent inconsistent supersedes) the discussion entitled “Material U.S. Federal Income Tax Consequences” in the underlying supplement, which you should carefully review prior to investing in the notes. It applies only to those U.S. Holders who are not excluded from the discussion of United States Taxation in the accompanying prospectus.

The U.S. federal income tax considerations of your investment in the notes are uncertain. No statutory, judicial or administrative authority directly discusses how the notes should be treated for U.S. federal income tax purposes. Under one approach (which is different than the approach discussed in the underlying supplement), each note should be treated as an investment unit consisting of a put option written by you (the “Put Option”) and a non-contingent debt instrument issued by us to you (the “Debt Portion”). In the opinion of our tax counsel, Mayer Brown LLP, it would generally be reasonable to treat a note as consisting of the Debt Portion and the Put Option for all U.S. federal income tax purposes. Pursuant to the terms of the notes, you agree to treat the notes in this manner for all U.S. federal income tax purposes. If this treatment is respected, you should include the portion of the stated interest payments on the note that is treated as interest in income in accordance with your regular method of accounting for interest for U.S. federal income tax purposes. The portion of the stated interest payments that are treated as payments on the Put Option (the “Put Premium”) should not generally be taxable to you upon its receipt. For purposes of dividing the interest rate of 8.808% on the notes among interest on the Debt Portion and Put Premium, [•]% constitutes interest on the Debt Portion and [•]% constitutes Put Premium.

If you were to receive a cash payment of the full principal amount of the notes upon the redemption or maturity of the notes, such payment would likely be treated as (i) payment in full of the principal amount of the Debt Portion (which would not result in the recognition of gain or loss if you are an initial purchaser of the notes) and (ii) the lapse of the Put Option which would likely result in your recognition of short-term capital gain in an amount equal to the amount paid to you for the Put Option and deferred as described above. If you were to receive a cash payment upon the redemption or maturity of the notes (excluding cash received as a coupon) of less than the full principal amount of the notes, such payment would likely be treated as (i) payment in full of the principal amount of the Debt Portion (which would not result in the recognition of gain or loss if you are an initial purchaser of the notes) and (ii) the cash settlement of the Put Option pursuant to which you paid to us an amount equal to the excess of the principal amount of the notes over the amount that you received upon the maturity of the notes (excluding cash received as a coupon) in order to settle the Put Option. If the aggregate amount paid to you for the Put Option and deferred as described above is greater than the amount you are deemed to have paid to us to settle the Put Option, you will likely recognize short-term capital gain in an amount that is equal to such excess. Conversely, if the amount paid to you for the Put Option and deferred as described above is less than the amount you are deemed to have paid to us to settle the Put Option, you will likely recognize short-term capital loss in an amount that is equal to such difference.

Upon a sale, or other taxable disposition of a note for cash, you should allocate the cash received between the Debt Portion and the Put Option on the basis of their respective values on the date of sale. You should generally recognize gain or loss with respect to the Debt Portion in an amount equal to the difference between the amount of the sales proceeds allocable to the Debt Portion (less accrued and unpaid “qualified stated interest” or accrued acquisition discount that you have not included in income, which will be treated as ordinary interest income) and your adjusted tax basis in the Debt Portion (which will generally equal the initial purchase price of the notes increased by any accrued acquisition discount or original issue discount previously included in income on the Debt Portion and decreased by the amount of any payment (other than an interest payment that is treated as qualified stated interest) received on the Debt Portion). Such gain or loss should be capital gain or loss and should be long-term capital gain or loss if you have held the Debt Portion for more than one year at the time of such disposition. The ability to use capital losses to offset ordinary income is limited. If the Put Option has a positive value on the date of a sale of a note, you should recognize short-term capital gain equal to the portion of the sale proceeds allocable to the Put Option plus any previously received Put Premium. If the Put Option has a negative value on the date of sale, you should be treated as having paid the buyer an amount equal to the negative value in order to assume your rights and obligations under the Put Option. In such a case, you should recognize a short-term capital gain or loss in an amount equal to the difference between the total Put Premium previously received and the amount of the payment deemed made by you with respect to the assumption of the Put Option. The amount of the deemed payment will be added to the sales price allocated to the Debt Portion in determining the gain or loss in respect of the Debt Portion. The ability to use capital losses to offset ordinary income is limited.

The expected characterization of the notes is not binding on the U.S. Internal Revenue Service (the “IRS”) or the courts. It is possible that the IRS would seek to characterize the notes in the manner described in the accompanying underlying supplement, or in a manner that results in tax consequences to you that are different from those described above or in the accompanying underlying supplement. For a more detailed discussion of certain alternative characterizations with respect to the notes and certain other considerations with respect to an investment in the notes, you should consider the discussion set forth in “Material U.S. Federal Income Tax Consequences” of the underlying supplement. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the notes for U.S. federal income tax or other tax purposes.

You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of the notes for U.S. federal income tax purposes. You should also consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereto (the “Canadian Tax Act”) generally applicable at the date hereof to a purchaser who acquires beneficial ownership of a note pursuant to this pricing supplement and who for the purposes of the Canadian Tax Act and at all relevant times: (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm’s length with the Issuer and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the note; (c) does not use or hold and is not deemed to use or hold the note in, or in the course of, carrying on a business in Canada; (d) is entitled to receive all payments (including any interest and principal) made on the note; (e) is not a, and deals at arm’s length with any, “specified shareholder” of the Issuer for purposes of the thin capitalization rules in the Canadian Tax Act; and (f) is not an entity in respect of which the Issuer is a “specified entity” for purposes of the Hybrid Mismatch Proposals, as defined below (a “Non-Resident Holder”). For these purposes, a “specified shareholder” generally includes a person who (either alone or together with persons with whom that person is not dealing at arm’s length for the purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own 25% or more of the Issuer’s shares determined on a votes or fair market value basis, and an entity in respect of which the Issuer is a “specified entity” generally includes (i) an entity that is a specified shareholder of the Issuer (as defined above), (ii) an entity in which the Issuer (either alone or together with entities with whom the Issuer is not dealing at arm’s length for purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own a 25% or greater equity interest, and (iii) an entity in which an entity described in (i) (either alone or together with entities with whom such entity is not dealing at arm’s length for purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own a 25% or greater equity interest. Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

For greater certainty, this summary takes into account all specific proposals to amend the Canadian Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, including the proposals released on April 29, 2022 with respect to “hybrid mismatch arrangements” (the “Hybrid Mismatch Proposals”). This summary assumes that no amount paid or payable to a holder described herein will be the deduction component of a “hybrid mismatch arrangement” under which the payment arises within the meaning of proposed paragraph 18.4(3)(b) of the Canadian Tax Act contained in the Hybrid Mismatch Proposals. Investors should note that the Hybrid Mismatch Proposals are in consultation form, are highly complex, and there remains significant uncertainty as to their interpretation and application. There can be no assurance that the Hybrid Mismatch Proposals will be enacted in their current form, or at all.

This summary is supplemental to and should be read together with the description of material Canadian federal income tax considerations relevant to a Non-Resident Holder owning notes under “Material Income Tax Consequences—Canadian Taxation” in the accompanying prospectus and a Non-Resident Holder should carefully read that description as well.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. Non-Resident Holders are advised to consult with their own tax advisors with respect to their particular circumstances.

Interest payable on the notes should not be considered to be “participating debt interest” as defined in the Canadian Tax Act and accordingly, a Non-Resident Holder should not be subject to Canadian non-resident withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by the Issuer on a note as, on account of or in lieu of payment of, or in satisfaction of, interest.

Non-Resident Holders should consult their own advisors regarding the consequences to them of a disposition of notes to a person with whom they are not dealing at arm’s length for purposes of the Canadian Tax Act.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

CIBCWM will purchase the notes from CIBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers, or will offer the notes directly to investors. CIBCWM or other registered broker-dealers will offer the notes at the price to public set forth on the cover page of this pricing supplement. CIBCWM may receive a commission of up to $4.70 (0.47%) per $1,000 principal amount of the notes and may use a portion or all of that commission to allow selling concessions to other dealers in connection with the distribution of the notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. The price to public for notes purchased by certain fee-based advisory accounts may vary between 99.53% and 100.00% of the principal amount of the notes. Any sale of a note to a fee-based advisory account at a price to public below 100.00% of the principal amount will reduce the agent’s commission specified on the cover page of this pricing supplement with respect to such note. The price to public paid by any fee-based advisory account will be reduced by the amount of any fees assessed by the dealers involved in the sale of the notes to such advisory account but not by more than 0.47% of the principal amount of the notes.

CIBCWM is our affiliate, and is deemed to have a conflict of interest under FINRA Rule 5121. In accordance with FINRA Rule 5121, CIBCWM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

We expect to deliver the notes against payment therefor in New York, New York on a date that is more than two business days following the Trade Date. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to two business days before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

The Bank may use this pricing supplement in the initial sale of the notes. In addition, CIBCWM or another of the Bank’s affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless CIBCWM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by CIBCWM in a market-making transaction.

While CIBCWM may make markets in the notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. The price that it makes available from time to time after the Original Issue Date at which it would be willing to repurchase the notes will generally reflect its estimate of their value. That estimated value will be based upon a variety of factors, including then prevailing market conditions, our creditworthiness and transaction costs. However, for a period of approximately three months after the Trade Date, the price at which CIBCWM may repurchase the notes is expected to be higher than their estimated value at that time. This is because, at the beginning of this period, that price will not include certain costs that were included in the initial issue price, particularly our hedging costs and profits. As the period continues, these costs are expected to be gradually included in the price that CIBCWM would be willing to pay, and the difference between that price and CIBCWM’s estimate of the value of the notes will decrease over time until the end of this period. After this period, if CIBCWM continues to make a market in the notes, the prices that it would pay for them are expected to reflect its estimated value, as well as customary bid-ask spreads for similar trades. In addition, the value of the notes shown on your account statement may not be identical to the price at which CIBCWM would be willing to purchase the notes at that time, and could be lower than CIBCWM’s price. See the section titled “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the market value of your notes on the Original Issue Date.

THE BANK’S ESTIMATED VALUE OF THE NOTES

The Bank’s initial estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The Bank’s initial estimated value does not represent a minimum price at which CIBCWM or any other person would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the Bank’s initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. For additional information, see “Additional Risk Factors—The Bank’s initial estimated value of the notes will not be determined by reference to credit spreads for our conventional fixed-rate debt” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from the Bank’s or a third party hedge provider’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the Bank’s initial estimated value of the notes will be determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Additional Risk Factors—The Bank’s initial estimated value does not represent future values of the notes and may differ from others’ estimates” in this pricing supplement.

The Bank’s initial estimated value of the notes will be lower than the initial issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the initial issue price of the notes. These costs include the selling commissions paid to CIBCWM and other affiliated or unaffiliated dealers, the projected profits that our hedge counterparties, which may include our affiliates, expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Additional Risk Factors—The Bank’s initial estimated value of the notes will be lower than the initial issue price (price to public) of the notes” in this pricing supplement.